______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b) (2) ___

_______________________________________________________

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall

Minneapolis, Minnesota

  55402

  (Address of principal executive offices)

(Zip Code)

Patricia M. Child

U.S. Bank National Association

209 South LaSalle Street, Suite 300

Chicago, Illinois 60604

Telephone (312) 325-8902

(Name, address and telephone number of agent for service)

HONDA AUTO RECEIVABLES 2006-3 OWNER TRUST

(Issuer with respect to the Securities)

AMERICAN HONDA RECEIVABLES CORP.

(Exact name of Registrant as specified in its charter)

California

33-0526079

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

20800 Madrona Ave

Torrance, California                                                                                       90503

(Address of Principal Executive Offices)

    (Zip Code)

Asset Backed Notes, Series 2006-3

(Title of the Indenture Securities)

______________________________________________________________________________

FORM T-1

Item 1.

GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)

Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)

Whether it is authorized to exercise corporate trust powers

Yes

Item 2.

AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15

Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.

LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.

A copy of the Articles of Association of the Trustee now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

2.

A copy of the certificate of authority of the Trustee to commence business, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

3.

A copy of the certificate of authority of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

4.

A copy of the existing bylaws of the Trustee, as now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

5.

Not applicable.

6.

The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*

7.

Report of Condition of the Trustee as of March 31, 2004, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.   Not applicable.

9.   Not applicable.

*Exhibits thus designated are incorporated herein by reference to Exhibits bearing identical numbers in Items 16 of the Form T-1 filed by the Trustee with the Securities and Exchange Commission with the specific references noted.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 5th day of October, 2006.

U.S. BANK NATIONAL ASSOCIATION

By:

/s/ Patricia M. Child

Patricia M. Child

Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2006

($000’s)

6/30/2006

Assets

Cash and Due from Depository Institutions

$7,250,783

Securities

38,280,379

Federal Funds

3,206,234

Loans & Lease Financing Receivables

138,643,464

Fixed Assets

1,738,725

Intangible Assets

11,772,884

Other Assets

11,661,480

Total Assets

$212,553,949

Liabilities

Deposits

$135,429,440

Fed Funds

9,690,491

Treasury Demand Notes

0

Trading Liabilities

370,355

Other Borrowed Money

32,369,084

Acceptances

0

Subordinated Notes and Debentures

6,909,696

Other Liabilities

6,518,843

Total Liabilities

$191,287,909

Equity

Minority Interest in Subsidiaries

$1,033,230

Common and Preferred Stock

18,200

Surplus

11,804,040

Undivided Profits

8,410,170

Total Equity Capital

$21,265,640

Total Liabilities and Equity Capital

$212,553,549

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:

/s/ Patricia M. Child

 Vice President

Date:  October 5, 2006